Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We are subject to regulatory inspections, examinations, inquiries and audits, and future sanctions, fines and other administrative penalties resulting from such inspections and audits could materially and adversely affect our business, financial condition and results of operations.

We are subject to certain regulation and supervision from the PRC government authorities. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We have in the past been subject to tax penalties concerning certain of our subsidiaries, and we cannot assure you that we will not face similar or other administrative fines or penalties concerning our operations or our subsidiaries.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenue due to interactions in our business operations. As we store books and course materials at our premises, there is a risk that these products and our promises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreaks of fire or similar calamities at our premises may result in the breakdown of our facilities and the disruption to our business. Health epidemics such as outbreaks of avian influenza, severe acute respiratory syndrome (SARS), coronavirus disease 2019 (COVID-19), swine flu (H1N1) or the influenza A virus, and severe weather conditions such as snowstorm and hazardous air pollution, as well as the government measures adopted in response to these events, could significantly impact our operations. For example, the recent outbreak of the COVID-19 epidemic has endangered the health of many people residing in China and significantly disrupted travel and the local economy across the country. These events may also materially impact our industry and cause a temporary closure of our learning centers, which would severely disrupt our operations and have a material and adverse effect on our business, financial condition and results of operations. Since the beginning of the outbreak in January 2020 and as directed by the MOE, we have temporarily closed our learning centers in the PRC until further notice. Our students, teachers and staff may also be negatively affected by such events. For instance, our operations could be further disrupted if any of our students, teachers and staff were suspected of contracting a contagious disease, since this could require us to quarantine some or or all of our employees or students and disinfect the learning centers used in our business operations. In addition, any occurrences of such natural catastrophes, severe weather conditions, health epidemics and other extraordinary events may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenue and performance.

We have migrated our offline general adult ELT, overseas training and junior ELT courses online to provide continued training services to our students. However, our ability to conduct live-streaming lectures and provide other online education services depends on the continuing operation of our technology systems, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our online courses. Our disaster recovery planning cannot account for every conceivable possibility. Any damage or failure of our technology system could result in interruptions in our services, and our brands could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operation and adversely affect our results of operations.

- tax-exempt entities;

- governments or agencies or instrumentalities thereof;

- insurance companies;

- regulated investment companies;

- real estate investment trusts;

- certain expatriates or former long-term residents of the United States;

- Non-U.S. Holders (except as specifically provided below);

- persons that actually or constructively own five percent (5%) or more of EdtechX's securities or Holdco's securities;

- persons that acquired EdtechX securities or Holdco securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

- persons that hold EdtechX securities or Holdco securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

- persons whose functional currency is not the U.S. dollar; or

- controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of EdtechX securities or Holdco securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold EdtechX securities, or will hold Holdco securities, through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of EdtechX securities (or Holdco securities), the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on EdtechX securities (or Holdco securities) and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of EdtechX securities (or Holdco securities) will be in U.S. dollars.

Neither EdtechX nor Holdco have sought, and neither will seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF EDTECHX SECURITIES OR HOLDCO SECURITIES IN CONNECTION WITH OR FOLLOWING THE MERGERS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF EDTECHX SECURITIES AND HOLDCO SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGERS, AND THE OWNERSHIP AND DISPOSITION OF EDTECHX SECURITIES OR HOLDCO SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Tax Consequences of the Mergers

The parties to the Merger Agreement have structured the Mergers, taken together, to take the form of an exchange which, subject to certain requirements, may qualify as an integrated exchange for U.S. federal income tax purposes under Section 351 of the Code. The Merger Agreement provides that all parties to the Merger agreement shall report the Mergers for U.S. federal income tax purposes as an exchange under Section 351 of the Code unless otherwise required by a final determination under applicable tax law. However, to qualify as an exchange under

Section 351 of the Code, certain requirements must be met. Additionally, there is no guidance directly on point on how the provisions of Section 351 of the Code apply in the case of a merger of corporations with no active business and only investment-type assets. Furthermore, there is absence of guidance directly on point as to whether Section 367 of the Code applies in connection with transactions involving a merger with a non-U.S. corporation, followed by a merger with a U.S. corporation. While the Mergers may qualify as an integrated exchange under Section 351 of the Code, such qualification is not a condition to the Mergers occurring. Accordingly, the parties have neither obtained a legal opinion nor requested a ruling from the IRS on this issue and it is not possible to provide you with a definitive position with respect to the tax nature of the Mergers. It is possible that the IRS or a court considering the issue could take or sustain a position indicating the transaction qualifies as a tax free transaction under either section. A U.S. Holder of EdtechX stock should consult with the U.S. Holder's own tax advisor as to the tax consequences of the Mergers.

If the Mergers were to qualify as an integrated exchange under Section 351, and are not subject to Section 367, it is anticipated that a U.S. Holder of EdtechX stock should not recognize gain or loss upon the exchange of its EdtechX stock solely for Holdco stock pursuant to the EdtechX Merger. A U.S. Holder's aggregate tax basis in the Holdco stock received in connection with the EdtechX Merger should be the same as his aggregate tax basis in the EdtechX stock surrendered in the transaction. In addition, the U.S. Holder's holding period of the Holdco stock received in the EdtechX Merger generally should include his holding period of the EdtechX stock surrendered in the EdtechX Merger. If the Mergers were to fail to qualify as an exchange under Section 351, it is anticipated that a U.S. Holder of EdtechX stock would recognize gain or loss (or, if the failure to qualify was because of the application of Section 367, would recognize gain, but not loss) upon the exchange of its EdtechX stock solely for Holdco stock pursuant to the EdtechX Merger.

We anticipate that a U.S. Holder whose EdtechX warrant automatically converts into a warrant to purchase Holdco Shares will recognize gain or loss upon such exchange equal to the difference between the fair market value of the Holdco Warrant received and such U.S. Holder's adjusted basis in its EdtechX warrant. A U.S. Holder's basis in its Holdco Warrant deemed received in the Merger will equal the fair market value of such warrant. A U.S. Holder's holding period in its Holdco Warrant will begin on the day after the Merger.

Taxation on the Conversion of EdtechX ordinary shares

In the event that a U.S. Holder of EdtechX common stock elects to convert its common stock into its pro rata portion of the EdtechX trust account, the amount received on any such conversion generally will be treated for U.S. federal income tax purposes as a payment in consideration for the sale of the EdtechX common stock rather than as a distribution. Such amounts, however, will be treated as a distribution for U.S. federal income tax purposes if (i) the conversion is "essentially equivalent to a dividend" (generally meaning that the U.S. Holder's percentage ownership in EdtechX, including EdtechX common stock the U.S. Holder is deemed to own under certain constructive ownership rules, after the conversion is not meaningfully reduced from what its percentage ownership in EdtechX, including constructive ownership was prior to the conversion), (ii) the conversion is not "substantially disproportionate" as to that U.S. Holder ("substantially disproportionate" requiring, among other things, that the percentage of EdtechX outstanding voting shares owned (including constructive ownership) immediately following the conversion is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the conversion) and (iii) the conversion does not result in a "complete termination" of the U.S. Holder's interest in EdtechX (generally taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in EdtechX common stock and, taking into account the effect of conversions by other holders, its percentage ownership (including constructive ownership) in EdtechX is reduced as a result of the conversion, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any conversion of its EdtechX common stock.

Taxation of Cash Distributions Paid on Holdco Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder of Holdco Shares generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the Holdco Shares. A cash distribution on such securities generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Holdco's current or accumulated earnings and

As required by applicable laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under the PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See "*Risk Factors — Risks Related to Meten's Business and Operations — Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties*."

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this proxy statement/prospectus.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our learning centers. We maintain medical insurance for our employees and management. We also maintain company property insurance, decoration protection insurance and accident insurance which cover property damage and casualty damage in accidents. We do not have business interruption, general third-party liability, product liability or key-man insurance. See "*Risk Factors — Risks Related to Meten's Business and Operations — We may not maintain adequate insurance, which could expose us to significant costs and business disruption*." We consider our insurance coverage to be in line with that of other ELT service providers of similar scale in the PRC.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this proxy statement/prospectus, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

The Impact of the Coronavirus Disease 2019

There has been an outbreak of the coronavirus disease 2019 ("COVID-19") that was first reported in Wuhan, Hubei Province, in December 2019. The outbreak has endangered the health of many people residing in China and significantly disrupted travel and the local economy across the country. The development of such epidemic in China is beyond our control. In order to contain the COVID-19 outbreak, the MOE issued a notice in February 2020, which, among other things, postponed the commencement of the spring semester for 2019/2020 school year for all universities, middle and high schools, elementary schools and kindergartens in the PRC, and encouraged the proliferation of online teaching. It further stipulated that all training service providers in the PRC are required to temporarily cease providing offline training services to students until authorized by the provincial education bureaus.

Accordingly, we have temporarily closed all of our learning centers in the PRC until further notice. Leveraging our efficient and synergetic omnichannel business model, we have migrated all offline general adult ELT, overseas training and junior ELT courses to various online platforms to transition the relevant training services. These online platforms we utilized to facilitate the migration include our Likeshuo platform and our proprietary and third-party online platforms. Because the COVID-19 outbreak in China occurred in January 2020, we do not expect that it would have a material adverse impact on our revenue and gross billings for the year ended December 31, 2019. Since the beginning of the COVID-19 outbreak, while our offline general adult ELT, overseas training and junior ELT businesses have experienced temporary reductions in the course hours consumed and student enrollment, and consequently, our related gross billings for the period, such effect to our offline ELT business was partially offset by the growth of the gross billings of and the number of paying users for our online ELT business. We believe our omnichannel business model has enabled us to continue to provide training services throughout this time of crisis.

Given the gradual decline in the number of newly confirmed COVID-19 cases in China in recent weeks, the business activities in China's major cities have started to resume. As such, we will re-open our learning centers as soon as it is permitted to do so by the MOE and provincial education bureaus. We expect that the operation of both our offline ELT and online ELT services will return to normal once we have re-opened our learning centers. In addition, the PRC offline ELT industry generally experiences lower gross billings growth rate in the first quarter of each year due to the Chinese New Year holiday, and enjoys increases in gross billings growth during the summer months, which is the period when we anticipate that our learning centers will have been re-opened for business after the COVID-19 outbreak is under control in China. Please see "Business of Meten — Seasonality" for more information. To facilitate the re-opening of our learning centers in the near future, our management formulated and implemented emergency response measures: (i) we have set up a disease prevention and control task force, which is led by our Chief Executive Officer as the first person responsible for our epidemic prevention and control; and (ii) we will also conduct full disinfection and ventilation of our learning centers before they re-open, establish students' health files and require them to register their health conditions and take body temperature measurements prior to returning to class.

In light of the foregoing and assuming that the existing nationwide restrictive measure on providing offline training services can be lifted in the near future, while the COVID-19 outbreak may have an adverse effect on our gross billings and revenue for the quarter ending March 31, 2020, we do not believe that it will have a materially adverse impact on our gross billings and revenue for the year ending December 31, 2020. However, we may face challenges if the outbreak prolongs and we are forced to continue to close our learning centers for an extended period of time, which may impact the operation of our business and financial performance in 2020. Please see "Risk Factors — Risks Related to Meten's Business and Operation — "Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations" in this proxy statement/prospectus for more details.

Our Corporate and Shareholding Structure

We are an exempted company with limited liability incorporated in the Cayman Islands. We began our operations in April 2006, when Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo founded Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten. Since our incorporation and as of September 30, 2019, we have established a network of 149 learning centers in China, including 134 self-operated learning centers and 15 franchised learning centers, and also acquired a number of complementary businesses in China.

In order to facilitate international capital investment in us, in July 2018, we incorporated Meten International Education Group to become our offshore holding company under the laws of Cayman Islands and reorganized our group companies into a reorganization structure typical for China-based education businesses. In October 2018, we established Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, as part of our onshore reorganization. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in education services, we currently do not hold any equity interest in Shenzhen Meten and Shenzhen Likeshuo. Instead, we entered into a series of contractual arrangements with, among others, Shenzhen Meten, Shenzhen Likeshuo and their respective shareholders in November 2018 to obtain effective control of these two companies and their respective subsidiaries.